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                          VALLEY FORGE SCIENTIFIC CORP.
                               3600 HORIZON DRIVE
                       KING OF PRUSSIA, PENNSYLVANIA 19406


                                                August 12, 2005


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Valley Forge Scientific Corp.
                  Registration Statement on Form S-4 (File No. 333-125521) Request for Acceleration

Ladies and Gentlemen:

         Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Valley Forge Scientific Corp. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-125521) (the "Registration Statement"), so that it may become effective at 2:00 p.m. on August 12, 2005, or as soon thereafter as practicable.

         The Registrant hereby acknowledges that:

         (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         (iii) the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   VALLEY FORGE SCIENTIFIC CORP.

                                   By: /s/ Jerry L. Malis
                                       ---------------------------------------
                                       Jerry L. Malis
                                       President & Chief Executive Officer